SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of February, 2022

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

São Paulo – February 22, 2022 – Nu Holdings Ltd. (“Nu”, “Nu Holdings” or “the Company”) (NYSE: NU | B3: NUBR33), Nu, one of the world’s largest digital banking platforms and one of the leading technology companies globally, today reported its unaudited results for the fourth quarter and audited results for the year ended December 31, 2021. Financial results are expressed in U.S. dollars and are presented in accordance with International Financial Reporting Standards (IFRS).

Nu Holdings Reports Q4’21 Financial and Operating Results
Added 5.8 million customers in the quarter, reaching a record 53.9 million customers and consolidating Nu’s position as one of the largest digital banking platforms in the world.
Revenues of $635.9 million, +224.3% year-on-year (YoY) on FX neutral basis (FXN), and Monthly Average Revenue per Active Customer (ARPAC) of $5.6, +71.8% FXN.
Deposits of $9.7 billion, +86.5% YoY FXN, and Interest-Earning Portfolio of $2.0 billion, +343.5% YoY FXN.
Achieved strong growth while maintaining solid asset quality and operating efficiency gains.

Strategic Initiatives and Business Updates

Successful Dual-Listing IPO. On December 10, 2021, Nu completed an initial public offering, raising nearly $2.8 billion with its Class A ordinary shares beginning to trade on the NYSE, in the U.S., and BDRs on the B3 in Brazil, after the partial exercise of the underwriters’ option to purchase additional shares on January 6, 2022.

Growing and Engaged Customer Base. Nu ended 2021 with a record 53.9 million customers, both consumers and SMEs. In Brazil, Nu’s 52.4 million customers (up 58% YoY) already account for approximately 30% of the country’s adult population. Also, over 55% the monthly active customers who have been with Nu for over a year have made it their primary banking account. In Mexico, the Company’s 1.4 million customers (up 1,243% YoY) suggest it may have already become the largest issuer of new credit cards in the country, based on the number of cards issued in Q4’21. In Colombia, Nu reached 114,000 customers only 15 months after launching in the country. Nu has NPS levels 90 or above in the countries in which it operates.

Expanding Product Breadth Through Proprietary and Third-Party Products. During 2021, Nu launched numerous new products and features across the five financial seasons of its customers. Notable launches include Marketplace, Ultraviolet (premium) Credit Cards, Secured Cards, Apple/ Google/Whatsapp Pay, and Life Insurance and Proprietary Funds. Nu also continued to leverage onselected acquisitions and partnerships to support the expansion of its product range. These included Easynvest (investments, June 2021), Juntos (conversational platform, June 2021), Creditas (secured credit, September 2021), SpinPay (checkout solutions, October 2021) and Olivia (AI-based PFM, transaction announced in November 2021 and closed in January 2022).

Growing and Engaged Employee Base. Nu ended 2021 with 6,075 employees, of which 60% self-identify as belonging to underrepresented groups. Nu believes it continues to attract and retain the best talent regionally and globally. The favorable results of the employee engagement surveys validate its ability to continuously strengthen the Company’s corporate culture and values, notwithstanding the complexities associated with remote work.

Fourth Quarter 2021 Results	1

Summary of Consolidated Financial and Operating Metrics is presented for the full years ended December 31, 2021, 2020 and 2019, and the three-months periods ended December 31, 2021 and 2020. See definitions on page 11.

Summary of Consolidated Operating Metrics
	Q4'21	Q4'20	FY'21	FY'20	FY'19
CUSTOMERS METRICS
Number of Customers (in millions)	53.9	33.3	53.9	33.3	20.1
Number of Customers growth (%)	61.9%	65.8%	61.9%	65.8%	234.0%
Active Customers (in millions)	41.1	21.8	41.1	21.8	12.1
Activity Rate	76.3%	65.6%	76.3%	65.6%	60.5%
CUSTOMER ACTIVITY METRICS
Purchase Volume (in US$ billions)	14.3	7.6	43.8	22.5	17.1
Purchase Volume growth (%)	88.2%	33.7%	94.7%	31.6%	78.1%
Monthly Average Revenue per Active Customer (in $)	5.6	3.3	4.5	3.6	5.9
Monthly Average Cost to Serve per Active Customer (in $)	0.9	1.1	0.8	1.2	1.9
FX NEUTRAL
Purchase Volume (FX Neutral) (in US$ billions)	14.3	7.3	43.8	21.7	12.5
Purchase Volume growth (%)	95.9%	76.0%	101.8%	73.6%	98.5%
Monthly Average Revenue per Active Customer (in $)	5.6	3.2	4.5	3.5	4.3
Monthly Average Cost to Serve per Active Customer (in $)	0.9	1.1	0.8	1.2	1.4
CUSTOMER BALANCES
Deposits (in $ billions)	9.7	5.6	9.7	5.6	2.7
Deposits growth (%)	73.2%	107.4%	73.2%	107.4%	350.0%
Interest-Earning Portfolio (in $ billions)	2.0	0.5	2.0	0.5	0.4
Interest-Earning growth (%)	317.5%	20.8%	317.5%	20.8%	90.8%
FX NEUTRAL
Deposits (in $ billions)	9.7	5.2	9.7	5.2	1.9
Deposits growth (%)	86.5%	173.7%	86.5%	173.7%	375.0%
Interest-Earning Portfolio (in $ billions)	2.0	0.5	2.0	0.5	0.3
Interest-Earning growth (%)	343.5%	58.6%	343.5%	58.6%	190.0%
Summary of Consolidated Financial Metrics
COMPANY FINANCIAL METRICS	Q4'21	Q4'20	FY'21	FY'20	FY'19
Revenue (in $ millions)	635.9	202.6	1,698.0	737.1	612.1
Revenue growth (%)	214.0%	4.6%	130.4%	20.4%	91.9%
Gross Profit (in $ millions)	226.9	76.3	732.9	326.9	247.9
Gross Profit Margin (%)	35.7%	37.7%	43.2%	44.3%	40.5%
Credit Loss Allowance Expenses / Credit Portfolio (%)	3.0%	1.7%	7.3%	5.1%	5.7%
Loss (in $ millions)	(66.2)	(107.1)	(165.3)	(171.5)	(92.5)
Adjusted Net Income (Loss) (in $ millions)	3.2	15.8	6.6	(26.8)	(74.2)
FX NEUTRAL
Revenue (in $ millions)	635.9	196.1	1,698.0	713.3	446.7
Revenue growth (%)	224.3%	38.8%	138.0%	59.7%	106.0%
Gross Profit (in $ millions)	226.9	73.9	732.9	316.4	180.9
Gross Profit Margin (%)	35.7%	37.7%	43.2%	44.3%	40.5%
Loss (in $ million)	(66.2)	(103.7)	(165.3)	(166.0)	(67.5)
Adjusted Net Income (Loss) (in $ millions)	3.2	15.4	6.6	(26.0)	(54.1)

Fourth Quarter 2021 Results	2

Customers reached 53.9 million at year-end 2021, up 61.9% from year-end 2020. The base of SME customers almost tripled during 2021, growing from 0.5 million as of December 31, 2020 to 1.4 million as of December 31, 2021.

Activity Rate increased 10.7 pp to 76.3% from 65.6% as of December 31, 2020, mainly driven by the introduction of new products and features, and by the overall maturation of Nu’s customer cohorts, with customers continuing to migrate more of their financial lives to the Company’s platform.

Purchase Volume reached $14.3 billion in Q4'21, increasing 88.2% YoY, or 95.9% YoY on an FX neutral basis. Volume expansion was driven by both growth in Nu’s customer base, as well as the maturation of Nu’s existing customers cohorts, whose purchase volume per monthly active customer continued to expand. In 2021, purchase volume rose to $43.8 billion, increasing 94.7%, or 101.8% YoY on an FX neutral basis, driven primarily by the same factors.

Deposits stood at $9.7 billion at year-end 2021, increasing 73.2% YoY, or 86.5% YoY on an FX neutral basis. Deposit expansion was mainly due to growth in Nu’s customer base.

Fourth Quarter 2021 Results	3

Interest-Earning Portfolio reached $2.0 billion at year-end 2021, increasing 317.5% YoY, or 343.5% YoY on an FX neutral basis. Growth was driven primarily by the ramp up of personal loans and, to a lesser extent, the introduction of new consumer finance products, including purchase financing, boleto (bank slip) financing and bill refinancing.

Monthly Average Revenue per Active Customer (ARPAC) reached $5.6 in Q4'21, increasing 66.2% YoY or 71.8% YoY on an FX neutral basis, mostly driven by the maturation of Nu’s customer cohorts and the rollout of new products. For the year 2021, ARPAC was $4.5, up 24.3% YoY, or 28.6% YoY on an FX Neutral basis.

Growth in the number of customers combined with higher levels of engagement drove ARPAC in both periods. As shown in the analysis below, Nu’s customer cohorts keep expanding the ratios and velocity of primary banking accounts, number of products per active customer, and monthly ARPAC.

Compounding Effect of More Engagement and More Products

Fourth Quarter 2021 Results	4

Monthly Average Cost to Serve Per Active Customer reached $0.9 in Q4'21, declining 22.5% YoY or 20.4% YoY on an FX neutral basis, reflecting a reduction in transactional expenses per customer through better pricing terms and a structural shift in the mix of transactions. The reduction in the Cost to Serve per Active Customer was achieved despite higher transaction volumes and additional investments in customer support services to further enhance and differentiate Nu's customer experience. In 2021, average Cost to Serve per Active Customer was $0.8, down 34.1% YoY, or 31.9% YoY on an FX Neutral basis.

Non-Performing Loans Delinquency rates have remained below both Nu's historical averages and average industry levels.

Growth Has Not Come At the Expense Of Asset Quality

Note: ‘Consumer Finance’ includes both credit card and personal loans balance. The information presented is for Brazil only. Source: Brazil’s Central Bank, Company data.

Fourth Quarter 2021 Results	5

REVENUE, FINANCIAL AND TRANSACTIONAL COSTS AND GROSS PROFIT

Revenue totaled $635.9 million in Q4’21, increasing 214.0% YoY, or 224.3% YoY on an FX neutral basis. In 2021, Revenue was $1.7 billion, setting a record for the Company and representing increases of 130.4% YoY, or 138.0% YoY on an FX neutral basis.

Revenue ($ million)	Q4'21	Q4'20	FY'21	FY'20
Interest Income and Gains (Losses) on Financial Instruments	439.5	89.6	1,046.7	382.9
Fee and Commission Income	196.4	112.9	651.3	354.2
Total	635.9	202.6	1,698.0	737.1
FX Neutral
Interest income and Gains (Losses) on Financial Instruments	439.5	86.8	1,046.7	370.6
Fee and Commission Income	196.4	109.3	651.3	342.7
Total	635.9	196.1	1,698.0	713.3

In Q4'21, Interest Income and Gains (Losses) on Financial Instruments was $439.5 million, an increase of 390.5% YoY, or 406.3% YoY on an FX neutral basis. The increase resulted mainly from higher net interest income from the consumer finance portfolio, composed of personal loans and credit cards. Also contributing to this increase was the rise in Brazil’s interest rates during 4Q'21 (the interbank deposit rate in Brazil (CDI) averaged 7.6% p.a. in 4Q’21 compared to 1.9% p.a. in 4Q’20) coupled with an increase in financial assets, mainly arising from Nu’s growing retail deposit base in Brazil. In 2021, Interest Income and Gains (Losses) on Financial Instruments was $1.0 billion, up 173.4% YoY, or 182.4% YoY on an FX neutral basis.

In Q4´21, Fee and Commission Income was $196.4 million, up 74.0% YoY, or 79.7% YoY on an FX neutral basis. This was mainly due to the increase in interchange fees, reflecting higher credit and debit card purchase volumes driven by growth in the number of customers and their activity rates. These increases were partially offset by a non-recurring $11.2 million reduction in revenues resulting from the Customer Program (NuSócios), which represents the fair value of BDRs allocated to the 7.5 million customers who enrolled in the program as part of the Company's IPO. In 2021, Fee and Commission Income was $651.3 million, up 83.9% YoY, or 90.0% YoY on a FX neutral basis.

Fourth Quarter 2021 Results	6

Cost of Financial and Transactional Services Provided

In Q4'21, Cost of Financial and Transactional Services Provided was $409.0 million, up 224.1% YoY, or 234.7% YoY on an FX neutral basis. This cost represented 64.3% of revenue in the Q4’21, compared to 62.3% in Q4`20. In 2021, the Cost of Financial and Transactional Services amounted to $965.1 million, up 135.3% YoY, or 143.1% YoY on an FX neutral basis, accounting for 56.8% of revenue in the year, compared to 55.7% in 2020.

Cost of Financial and Transactional Services Provided ($ Million)	Q4'21	Q4'20	FY'21	FY'20
Interest and other financial expenses	(177.0)	(31.4)	(367.4)	(113.9)
Transactional expenses	(32.4)	(39.1)	(117.1)	(126.8)
Credit loss allowance expenses	(199.6)	(55.7)	(480.6)	(169.5)
Total	(409.0)	(126.2)	(965.1)	(410.2)
% of Revenue	64.3%	62.3%	56.8%	55.7%
FX Neutral
Interest and other financial expenses	(177.0)	(30.4)	(367.4)	(110.2)
Transactional expenses	(32.4)	(37.9)	(117.1)	(122.7)
Credit loss allowance expenses	(199.6)	(53.9)	(480.6)	(164.0)
Total	(409.0)	(122.2)	(965.1)	(397.0)
% of Revenue	64.3%	62.3%	56.8%	55.7%

The increase in Interest and Other Financial Expenses was principally driven by growth in interest expenses on retail deposits that resulted from the aforementioned increase in Brazil’s interest rates coupled with the expansion of Nu’s retail deposit balance. The increase in credit loss allowance expenses resulted from the rapid growth of Nu's interest-earning portfolio and related ECL credit provisioning.

During 2921, the evolution of Nu’s transactional expenses continued to benefit from cost reductions related to the growing adoption of PIX in Brazil, which is an instant payment platform that replaces more expensive bank slip payment processing methods, as well as from lower unit costs that stemmed from renegotiations with the Company’s key suppliers.

Fourth Quarter 2021 Results	7

Gross Profit

In Q4'21, Gross Profit totaled $226.9 million, increasing 197.4% YoY, or 207.0% YoY on an FX neutral basis. The gross profit margin was 35.7% compared to 37.7% in Q4’20, reflecting the impact of Expected Credit Losses (ECL) under IFRS, where loan loss provisions are recognized upfront at the time a loan is granted and before it has generated any revenue. In 2021, gross profit was $732.9 million, up 124.2% YoY, or 131.6% on an FX neutral basis compared to $326.9 million in 2020, while the gross profit margin was 43.2% compared to 44.3% in 2020.

OPERATING EXPENSE

In Q4´21, Operating Expenses totaled $315.4 million, up 208.9% YoY, or 218.9% YoY on an FX neutral basis, but declined to 49.6% of total revenues from 50.4% in 4Q20. The main driver behind the absolute increase in operating expenses was general and administrative expenses, which grew 174.8% YoY, or 183.8% YoY on an FX neutral basis, mainly reflecting an increase in share-based compensation stemming from the effect of taxes arising from the share price appreciation in 2021 as a result of Nu’s IPO, as well as the increase in headcount during the period. In addition, customer support and operations expenses increased 130.9% YoY, or 138.4% YoY on an FX neutral basis, to serve a significantly higher increase in the number of customers while investing in services to further enhance the overall user experience.

In 2021, operating expenses reached $903.1 million, up 115.6% YoY, or 122.8% YoY on an FX neutral basis, while declining to 53.2% of total revenue from 56.8% in 2020. In addition to the aforementioned factors, one-time marketing expenses associated with Nu´s IPO contributed to the increase in operating expenses.

Operating Expenses ($ million)	Q4'21	Q4'20	FY'21	FY'20
Customer support and operations	(65.8)	(28.5)	(190.5)	(124.0)
General and administrative expenses	(224.2)	(81.6)	(628.9)	(266.0)
Marketing expenses	(34.5)	(7.9)	(79.6)	(19.4)
Other income (expenses)	9.1	15.9	(4.1)	(9.5)
Total	(315.4)	(102.1)	(903.1)	(418.9)
% of Revenue	49.6%	50.4%	53.2%	56.8%
FX Neutral
Customer support and operations	(65.8)	(27.6)	(190.5)	(120.0)
General and administrative expenses	(224.2)	(79.0)	(628.9)	(257.4)
Marketing expenses	(34.5)	(7.6)	(79.6)	(18.8)
Other income (expenses)	9.1	15.4	(4.1)	(9.2)
Total	(315.4)	(98.9)	(903.1)	(405.4)
% of Revenue	49.6%	50.4%	53.2%	56.8%

Fourth Quarter 2021 Results	8

EARNINGS

Net Income (Loss)

In Q4'21, Nu reported a Net Loss of $66.2 million, improving 38.2% YoY, or 36.2% YoY on an FX neutral basis, from the $107.1 million Net Loss in Q4'20.

In 2021, Nu reported a $165.3 million Net Loss, improving 3.6% YoY, or 0.4% YoY on an FX neutral basis, compared to the $171.5 million net loss in 2020.

Adjusted Net Income (Loss)

In Q4'21, Nu reported an Adjusted Net Income of $3.2 million, compared with an Adjusted Net Income of $15.8 million in Q4'20. In 2021, Nu reported an Adjusted Net Income of $6.6 million, compared with an Adjusted Net Loss of $26.8 million in 2020.

Adjusted Net Income (Loss) is a non-IFRS measure calculated using Net Income and adding: (i) expenses related to share-based compensation, (ii) amortization of intangibles, (iii) expenses (revenue deduction) related to the IPO-related Customer Program (NuSócios), and (iv) the allocated tax effects on those items. For more information, please see “Non-IFRS Financial Measures - Reconciliation of Adjusted Net Income section".

Fourth Quarter 2021 Results	9

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Activity rate - is defined as monthly active customers divided by the total number of customers as of a specific date.

BDR - means Brazilian Depositary Receipt.

CAC - means customer acquisition costs and consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing.

CDI (Certificado de Depósito Interbancário) - Brazilian interbank deposit rate.

Credit Loss Allowance Expenses/Credit Portfolio - is defined as credit loss allowance expenses, divided by the sum of receivables from credit card operations (current, installments and revolving) and loans to customers, in each case gross of ECL allowance, as of the period end date.

Customer - is defined as an individual or SME that has opened an account with Nu and does not include any such individuals or SMEs that have been charged-off or blocked or have voluntarily closed their account. The number of customers as of December 31, 2021, does not include the number of customers resulting from the acquisition of Easynvest, which as of such date amounted to 6.3 million customers, of which 0.6 million were unique to Easynvest.

ECL or ECL Allowance - means the expected credit losses in Nu´s credit operations, including loans and credit cards.

Foreign Exchange ("FX”) Neutral Measures - refer to certain measures prepared and presented in this earnings release to eliminate the effect of FX volatility between the comparison periods, allowing management and investors to evaluate Nu´s financial performance despite variations in foreign currency exchange rates, which may not be indicative of the Company's core operating results and business outlook. For additional information, see “Non-IFRS Financial Measures and Reconciliations”.

Interest-Earning Portfolio - consists of receivables from credit card operations on which Nu is accruing interest and loans to customers, in each case prior to ECL allowance, as of the period end date.

IPO - means Initial Public Offering.

Monthly Active Customers - is defined as all customers that have generated revenue in the last 30 calendar days, for a given measurement period.

Monthly Average Cost to Serve per Active Customer - is defined as the monthly average of the sum of transactional expenses and customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Monthly Average Revenue per Active Customer or Monthly ARPAC - is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual monthly active customers during the period (average number of individual monthly active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period).

Fourth Quarter 2021 Results	11

PFM - Personal Finance Management.

Purchase Volume, or PV - is defined as the total value of transactions that are authorized through Nu´s credit and debit cards only; it does not include other payment methods that we offer such as PIX, WhatsApp payments or traditional wire transfers.

SME - means small and medium-sized enterprises.

Fourth Quarter 2021 Results	12

This release speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this release. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this release has been obtained by the Company from third party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This release contains forward-looking statements. All statements other than statements of historical fact contained in this release may be forward-looking statements and include, but are not limited to, statements regarding the Company’s intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2021, which will be filed with the Securities and Exchange Commission. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company’s view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company’s assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company’s expectations and are subject to variables and uncertainties. The Company’s actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this press release, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to “R$” refer to the Brazilian real, the official currency of Brazil.

Fourth Quarter 2021 Results	13

This release includes financial measures defined as “non-IFRS financial measures” by the SEC, including: Adjusted Net Income (Loss) and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income (Loss) is defined as profit (loss) attributable to shareholders of the parent company for the year/period, adjusted for expenses and allocated tax effects on share-based compensation in such year/period, finance costs related to results with convertible instruments in such year/period, as well as expenses (revenue deduction) and allocated tax effects related to the IPO-related customer program (NuSócios) in such year/period.

Adjusted Net Income (Loss) is presented because our management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. We also use Adjusted Net Income (Loss) as a key profitability measure to assess the performance of our business. We believe Adjusted Net Income (Loss) is useful to evaluate our operating and financial performance for the following reasons:

●	Adjusted Net Income (Loss) is widely used by investors and securities analysts to measure a company’s operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired;
●	Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their income tax effects, do not necessarily reflect how our business is performing at any particular time and the related expenses (and their subject impacts in the market value of our assets and liabilities) are not key measures of our core operating performance;
●	Expenses related to the Customer Program (NuSócios), and their income tax effects, do not necessarily reflect how our business is performing at any particular time and it represents a specific marketing effort event from our IPO and are not key measures of our core operating performance; and
●	Finance costs with convertible instruments include fair value adjustments relating to the embedded derivative conversion feature, which are based upon subjective assumptions and do not reflect the cash cost of our convertible debt, and do not directly reflect how our business is performing at any particular time and the related expense adjustment amounts are not key measures of our core operating performance.

Adjusted Net Income (Loss) is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, our calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including our competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, our measure may not be comparable to those of other companies.

Fourth Quarter 2021 Results	14

Adjusted Net Income reconciliation
For the years and the three-month period ended December 31, 2021 and 2020
(In thousands of U.S. Dollars)

	Q4'21	Q4'20	2021	2020
Profit (loss) attributable to shareholders of the parent company	(66.1)	(107.1)	(165.0)	(171.5)
Share-based compensation	90.1	26.6	225.4	56.3
Allocated tax effects on share-based compensation	(27.0)	(4.9)	(60.0)	(12.8)
Customer Program (NuSócios)	11.2	-	11.2	-
Allocated tax effects on Customer Program	(5.0)	-	(5.0)	-
Finance costs - results with convertible instruments	-	101.2	-	101.2
Adjusted Net Income (Loss) for the period	3.2	15.8	6.6	(26.8)

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or “FX,” volatility between the comparison periods, allowing management and investors to evaluate our financial performance despite variations in foreign currency exchange rates, which may not be indicative of our core operating results and business outlook.

FX Neutral measures are presented because our management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of our operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods/years would have been had exchange rates remained stable from these preceding periods/years until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended December 31, 2020 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended December 31, 2020 (R$5.434 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended December 31, 2021 (R$5.612 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended December 31, 2021.

The FX Neutral measures for the year ended December 31, 2020 were calculated by multiplying the as reported amounts of Adjusted Net Income (Loss) and the key business metrics for such periods/years by the average Brazilian reais/U.S. dollars exchange rates for the year ended December 31, 2020 (R$5.240 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the year ended December 31, 2021 (R$5.415 to US$1.00), so as to present what certain of our statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from these past periods/years until the year ended December 31, 2021.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended December 31, 2021 and 2020 and the average of the month-end rates for each month in the years 2021 and 2020 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of December 31, 2020, by the spot Brazilian reais/U.S. dollars exchange rates as of this date (R$5.199 to US$1.00), and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of December 31, 2021 (R$5.576 to US$1.00) so as to present what these amounts would have been had exchange rates been the same as those on December 31, 2021. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

Fourth Quarter 2021 Results	15

Profit or Loss
For the years ended December 31, 2021 and 2020
(In thousands of U.S. Dollars, except loss per share)

	2021	2020

Interest income and gains (losses) on financial instruments	1,046,746	382,922
Fee and commission income	651,277	354,211
Total revenue	1,698,023	737,133
Interest and other financial expenses	(367,344)	(113,924)
Transactional expenses	(117,119)	(126,815)
Credit loss allowance expenses	(480,643)	(169,485)
Total cost of financial and transactional services provided	(965,106)	(410,224)
Gross profit	732,917	326,909
Operating expenses
Customer support and operations	(190,509)	(123,950)
General and administrative expenses	(628,901)	(266,024)
Marketing expenses	(79,574)	(19,426)
Other income (expenses)	(4,097)	(9,535)
Total operating expenses	(903,081)	(418,935)
Results with convertible instruments	-	(101,152)
Loss before income taxes	(170,164)	(193,178)
Income taxes
Current taxes	(219,824)	(22,338)
Deferred taxes	224,654	44,025
Total income taxes	4,830	21,687
Loss for the year	(165,334)	(171,491)
Loss attributable to shareholders of the parent company	(164,993)	(171,491)
Loss attributable to non-controlling interests	(341)	0
Loss per share – Basic and Diluted	(0.1030)	(0.1304)
Weighted average number of outstanding shares – Basic and Diluted (in thousands of shares)	1,602,126	1,315,578

Fourth Quarter 2021 Results	16

Financial Position
As of December 31, 2021 and 2020
(In thousands of U.S. Dollars)

	2021	2020
Assets
Cash and cash equivalents	2,705,675	2,343,780
Financial assets at fair value through profit or loss	918,332	4,378,118
Securities	815,962	4,287,277
Derivative financial instruments	101,318	80
Collateral for credit card operations	1,052	90,761
Financial assets at fair value through other comprehensive income	8,163,428	-
Securities	8,163,428	-
Financial assets at amortized cost	6,932,486	3,150,013
Compulsory and other deposits at central banks	938,659	43,542
Credit card receivables	4,780,520	2,908,907
Loans to customers	1,194,814	174,694
Other financial assets at amortized cost	18,493	22,870
Other assets	283,264	123,495
Deferred tax assets	360,752	125,131
Right-of-use assets	6,426	10,660
Property, plant and equipment	14,109	9,850
Intangible assets	72,337	12,372
Goodwill	401,872	831
Total assets	19,858,681	10,154,250

Fourth Quarter 2021 Results	17

	2021	2020
Liabilities
Financial liabilities at fair value through profit or loss	102,380	90,796
Derivative financial instruments	87,278	75,304
Instruments eligible as capital	12,056	15,492
Repurchase agreements	3,046	-
Financial liabilities at amortized cost	14,706,713	9,421,710
Deposits	9,667,300	5,584,862
Payables to credit card network	4,882,159	3,331,258
Borrowings and financing	147,243	97,454
Securitized borrowings	10,011	79,742
Senior preferred shares	-	328,394
Salaries, allowances and social security contributions	97,909	25,848
Tax liabilities	241,197	30,782
Lease liabilities	7,621	12,014
Provision for lawsuits and administrative proceedings	18,082	16,469
Deferred income	30,657	25,965
Deferred tax liabilities	29,334	8,741
Other liabilities	182,247	83,814
Total liabilities	15,416,140	9,716,139

Equity
Share capital	83	45
Share premium reserve	4,678,585	638,007
Accumulated gain (losses)	(128,409)	(102,441)
Other comprehensive income (loss)	(109,227)	(97,500)
Equity attributable to shareholders of the parent company	4,441,032	438,111
Equity attributable to non-controlling interests	1,509	-
Total equity	4,442,541	438,111
Total liabilities and equity	19,858,681	10,154,250

Fourth Quarter 2021 Results	18

Cash Flows
For the years ended December 31, 2021 and 2020
(In thousands of U.S. Dollars)

	2021	2020
Cash flows from operating activities
Reconciliation of profit (loss) to net cash flows from operating activities:
Loss for the year	(165,334)	(171,491)
Adjustments:
Depreciation and amortization	17,339	7,428
Credit loss allowance expenses	503,679	187,790
Deferred income taxes	(224,654)	(44,025)
Customer Program	11,180	-
Provision for lawsuits and administrative proceedings	2,818	227
Losses (gains) on others investments	(39,280)	-
Losses (gains) on financial instruments	19,338	48,433
Interest accrued	11,077	39,521
Share-based payments granted	157,324	35,569
	293,487	103,452

Changes in operating assets and liabilities:
Securities	(4,666,792)	(2,008,861)
Compulsory deposits and others at central banks	(924,889)	(43,841)
Credit card receivables	(2,568,423)	(470,227)
Loans to customers	(1,522,217)	(178,686)
Interbank transactions	-	93
Other assets	(64,072)	78,319
Deposits	4,001,856	2,871,246
Payables to credit card network	1,602,485	312,607
Deferred income	4,848	3,621
Other liabilities	417,225	57,841

Interest paid	(9,062)	(6,199)
Income tax paid	(52,314)	(7,880)
Interest received	563,550	263,035
Cash flows (used in) generated from operating activities	(2,924,318)	974,520

Fourth Quarter 2021 Results	19

	2021	2020
Cash flows from investing activities
Acquisition of fixed assets	(6,025)	(3,084)
Acquisition of intangible assets	(22,473)	(4,902)
Acquisition of subsidiary, net of cash acquired	(114,486)	(8,284)
Equity instrument	(11,211)	-
Cash flow (used in) generated from investing activities	(154,195)	(16,270)

Cash flows from financing activities
Proceeds from senior preferred shares	-	300,000
Issuance of preferred shares	800,000	-
Issuance of shares under IPO	2,590,846	-
Transactions costs from IPO	(47,545)	-
Payments of securitized borrowings	(66,403)	(52,172)
Proceeds from borrowings and financing	116,349	17,974
Payments of borrowings and financing	(60,523)	(27,893)
Lease payments	(4,387)	(4,568)
Exercise of stock options	12,252	6,776
Shares repurchased	(4,607)	(15)
Cash flows (used in) generated from financing activities	3,335,982	240,102
Increase (decrease) in cash and cash equivalents	257,469	1,198,352

Cash and cash equivalents
Cash and cash equivalents - beginning of the year	2,343,780	1,246,566
Foreign exchange rate changes on cash and cash equivalents	104,426	(101,138)
Cash and cash equivalents - end of the year	2,705,675	2,343,780
Increase (decrease) in cash and cash equivalents	257,469	1,198,352

Fourth Quarter 2021 Results	20

About Nu Holdings Ltd.

Nu is one of the world’s largest digital banking platforms, serving around 54 million customers across Brazil, Mexico and Colombia. As one of the leading technology companies in the world, Nu leverages proprietary technologies and innovative business practices to create new financial solutions and experiences for individuals and SMEs that are simple, intuitive, convenient, low-cost, empowering and human. Guided by a mission to fight complexity and empower people, Nu is fostering the access to financial services across Latin America, connecting profit and purpose to create value for all stakeholders and have a positive impact on the communities it serves. For more information, please visit www.nubank.com.br

Fourth Quarter 2021 Results	21

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Guilherme Lago
Guilherme Lago Chief Financial Officer

Date:  February 22, 2022